                                                   Filed by PLATO Learning, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Lightspan, Inc.
                                                   Commission File No. 000-29347
   Transcript of investment community conference call held on September 10, 2003


In connection with the merger, PLATO Learning, Inc. ("PLATO") will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a joint proxy statement of Lightspan, Inc. ("Lightspan") and PLATO for a meeting of Lightspan's shareholders to consider and vote upon the proposed merger and for a meeting of PLATO's shareholders to consider and vote upon the issuance of shares of PLATO in the proposed merger. The registration statement will also serve as a prospectus of PLATO with respect to the shares of PLATO to be distributed to shareholders of Lightspan pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PLATO, LIGHTSPAN, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC's web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both PLATO and Lightspan file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by PLATO or Lightspan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PLATO's and Lightspan's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

PLATO, Lightspan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PLATO and Lightspan with respect to the transactions contemplated by the merger agreement. A description of any interests that PLATO's or Lightspan's directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding Lightspan officers and directors is included in Lightspan's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2003. Information regarding PLATO officers and directors is included in PLATO's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 31, 2003.

This investor community conference call transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Lightspan's business will not be integrated successfully with that of PLATO, costs related to the merger, risks relating to technology and product development, market acceptance, intellectual property rights, litigation and other risks identified in PLATO's and Lightspan's filings with the Securities and Exchange Commission. PLATO and Lightspan are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

On September 10, 2003, PLATO and Lightspan conducted an investment community conference call. Attached is a transcript of the investment community conference call:

                                      * * *
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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
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                                 PLATO LEARNING

                            MODERATOR: GREGORY MELSEN
                               SEPTEMBER 10, 2003
                                   8:00 AM CT


Operator:             Good morning.  My name is (Jeff) and I will be your
                      conference facilitator.

                      At this time I would like to welcome everyone to the conference call to overview the merger of PLATO and Lightspan. All lines have been placed on mute to prevent any background noise.

                      After the speaker's remarks there will be a question and answer period. If you would like to ask a question during that time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you.

                      Mr. Melsen you may begin your conference.

Gregory Melsen:       Thank you.

                      Good morning. This is (Greg) Melsen, PLATO Learning's Vice President of Finance and Chief Financial Officer.

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
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                                                           Confirmation #2735680
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                      With me today are John Murray, President and Chief
                      Executive Officer of PLATO Learning, John Kernan, Founder, Chairman, and Chief Executive Officer of Lightspan, Carl Zeiger, Lightspan's President and Chief Operating Officer, and (Mike) Sicuro, Lightspan's Senior Vice President,
                      Chief Financial Officer, and Treasurer.

                      Before we begin let me repeat disclaimers that were included in yesterday's press release.

                      Investors, security holders, and participants on this call are advised to read the joint proxy statement and prospectus regarding the proposed merger when it becomes available because it will contain important information.

                      Such joint proxy prospectus will be filed with the Securities and Exchange Commission by PLATO Learning and Lightspan. Investors and security holders may obtain a free copy of the joint proxy statement prospectus when available and other documents filed by PLATO Learning and Lightspan at the Securities and Exchange Commission's Web site at www.sec.gov.

                      The joint proxy statement prospectus and other such documents may also be obtained directly from PLATO Learning by directing such request to PLATO Learning's Steve Schuster, telephone number 952-832-1502 or via email at sschuster@plato.com.

                      The joint proxy statement, prospectus, and other such information may also be obtained from Lightspan by directing such requests to Lightspan, Lynne Goldacker at area code 858-824-8210 or by email at lgoldacker@lightspan.com.


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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
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                      PLATO Learning, Lightspan, and their respective executive
                      officers and directors may be deemed to be participants in the solicitations of proxies from shareholders of PLATO Learning and Lightspan with respect to the transactions contemplated by the merger agreement. A description of any interest that PLATO Learning's or Lightspan's directors and executive officers have in the proposed merger will be available in the joint proxy statement prospectus.

                      Information regarding Lightspan officers and directors is included in Lightspan's proxy for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2003. And information regarding PLATO Learning officers and directors is included in PLATO Learning's proxy statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 31, 2003.

                      These proxy statements are available free of charge at the Securities and Exchange Commission's Web site at http//www.sec.gov and from Lightspan and PLATO Learning.

                      This announcement includes forward-looking statements. PLATO Learning and Lightspan have based these forward-looking statements on its current expectations and projections about future events. Although PLATO Learning and Lightspan believe that the assumptions made in connection with the forward-looking statements are reasonable no assurances can be given that its assumptions and expectations will prove to be correct.

                      These forward-looking statements are subject to various risks, uncertainties, and assumptions. PLATO Learning and Lightspan undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
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                      Any future and forward-looking statements are made subject to the risks and uncertainties as those described in the PLATO Learning and Lightspan Annual Reports on Form 10-K for the years ended October 31, 2002 and January 31, 2003 respectively. Actual results may differ materially from anticipated results.

                      And finally the content of this Web cast contains time sensitive information that is accurate only as of today, September 10, 2003. This call is the property of PLATO Learning, Inc. and Lightspan, Inc. and any redistribution or rebroadcast of this call in any form without the express written consent of PLATO Learning, Inc. and/or Lightspan, Inc. is strictly prohibited.

                      With that I turn this over to John Murray.

John Murray:          Thanks (Greg).  Good morning.

                      After the market closure PLATO Learning also announced that I had signed a definitive agreement and plan of merger with Lightspan for Lightspan shareholders to exchange all of their shares for PLATO Learning common stock. Lightspan is a publicly held corporation based in San Diego, California.

                      The management teams of PLATO and Lightspan are excited by the prospect that this combination brings to educators, educational administrators, and students, as well as their employees and stockholders. In today's environment we believe educators are increasingly seeking comprehensive district wide solutions regarding instructional content, assessment, and other learning activity.

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
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                      This proposed transaction will help us complete our K to
                      adult product (profile), allow us to diversify our revenue stream, provide a dedicated elementary sales force, generate cross-selling opportunity, establish a larger community college presence, and increase our scale of operations that will result in significant cost savings.

                      Additionally the transaction will offer substantial value creation for the shareholders of both companies. The merger will improve PLATO Learning's liquidity and trading fundamentals, create a stronger public company with vested capital market access, improve our stock as an acquisition currency, and enhance our ability to attract additional resale sponsorship and a larger investor base.

                      Let me provide you first with an overview of our vision as to how Lightspan meets our strategic goals. After my opening comments John Kernan will provide a brief history of Lightspan and its products and services as well as his view of the proposed transaction. (Greg) Melsen will then provide a financial review of the transaction. At the conclusion of the prepared remarks we'll be available to answer your questions.

                      Our proposed merger with Lightspan will bring together some of the strongest brands in education. It will establish a significant strategic competitive advantage, strengthen PLATO Learning's ability to sell powerful, enterprise wide, standard based, accountability solution at the district and state levels. It also opens the door for PLATO into the home on the back of Lightspan's Achieve Now products and strengthens our capability to pursue school supplemental service and school improvement initiatives.

                      By merging two strong and complementary brands we will significantly enhance PLATO Learning's K-12 district level and post secondary selling

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
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                      efforts. Lightspan brings about 5000 school clients to
                      PLATO Learning along with about 350 community colleges and their installed base of approximately 1750 districts. Although we share a number of common clients many of these schools could potentially benefit from current (unintelligible), PLATO Learning products and services.

                      Additionally Lightspan's (unintelligible) products are approved in California's Legal Compliance Catalog and the Michigan Department of Education approved eduTest for use as an assessment tool in the state's 4000 (K through 5) schools. Academic Systems reports approximately 100,000 underprepared college students use their products every year.

                      Approximately 50% of Lightspan's clients are in large districts and they have significant presence in New York City, San Antonio, Atlanta, Cleveland, (Irvine), and Puerto Rico. Almost 40% of the company's annual sales are to existing customers with the balance to new clients.

                      The proposed transaction will also diversify PLATO Learning's revenue stream. Lightspan has an existing and strong sales organization that targets elementary education, assessment testing, and college campuses. In the K through 8 market Lightspan has established a solid customer base. They derive significant revenue from elementary federal funding specifically Title 1. The Lightspan sales organization provides a solid base from which we can rapidly introduce PLATO elementary products into the existing Lightspan account and going forward offer a (much) robust combined elementary product solution.

                      Additionally with the expanded focus on elementary sales the company can further refine the secondary sales strategy and leverage the combined resources across the K-12 market segment with (unintelligible) content,

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
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                      assessment, and professional services solution. Over the
                      long term this will enable the company to establish industry leadership by creating a unified product strategy spanning K through 12 content and assessments, instructional management and standards management that fully addresses federal, state, and local educational requirements.

                      I am personally looking forward to working with the Lightspan team. They are passionate about their work and committed to improving the education experience for students and the educator alike. I look forward to continuing to build PLATO Learning as the premiere standard based educational software company that provides comprehensive standard (unintelligible), technology based, accountability solutions to our customers.

                      Let me now turn over to John Kernan for a few comments.

John Kernan:          Thanks John.

                      I'm also excited about the wealth of opportunities that the combination provides to educators, students, and educational administrators. In addition PLATO Learning's reputation for high quality products and services and a solid sales force combined with its financial strength make PLATO Learning a perfect fit for Lightspan. We look forward to being part of the PLATO Learning family.

                      Let me first provide you with a brief history of Lightspan.

                      The company was founded in 1993. Our philosophy was to use technology to increase student achievement by providing exceptional curriculum products for use both in the classroom and at home. Our technology, delivery systems, and content helped increase student interest in learning and assessment,

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
                                                                          Page 8

                      parental involvement in their children's education, and productive interaction among teachers, students, and parents.

                      Lightspan has focused its efforts in two markets, Kindergarten to grade 8 elementary schools, and post secondary schools. Operating under the Lightspan brand in the elementary market the company provides curriculum based mathematics, reading and language arts course (unintelligible) plus Internet products and services. These are complementary to PLATO's products and services. The company focuses on extending the school day by providing low cost Sony play stations for delivery of its content at home (unintelligible) interactive and engaging game like content to keep youngsters motivated, assessment services through extended test assessment system, and the development of comprehensive instruction in reading, language arts, and mathematics. That's the K-8 business.

                      Our Academics Systems division provides interactive teaching solutions for colleges. Established in 1992 Academic Systems offers full course instruction with interactive mathematics and interactive English purchased by on individual student basis.

                      Since its founding in 1993 Lightspan has earned over 25 individual industry product awards and as been a finalist for many more. Seen as an innovative leader with a mature sales organization Lightspan has achieved several $1 million plus sales during the last year.

                      We've also correlated our products to standards at both the state and national level. Our eduTest assessment system introduced four years ago has contributed significantly to Lightspan's growth in subscription services and approximately 5000 subscription schools are active today.



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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
                                                                          Page 9

                      Additionally the combination of our products and services has positioned Lightspan to be a partner in both comprehensive school reform and school improvement grants.

                      We're extremely proud of the company we've built over the past ten years. We've achieved 11 consecutive quarters of reduced operating losses and we reported near breakeven EBITDA in the second quarter of fiscal 2004 which ended by the way July 31 as well as quarter over quarter revenue of near 10%. We expect to break even - we expect to generate breakeven cash flow on a standalone basis.

                      So we have strong momentum as a standalone company. We believe this combination with PLATO will accelerate by accretion for our shareholders as the combined company achieves a significant increase in operating scale.

                      And again I look forward to being part of the PLATO Learning organization. Myself and our team of education specialists look forward to working with PLATO - the PLATO management team to expand the business and to improve education.

                      Now let me turn it back over to (Greg) Melsen for his financial comments. (Greg)...

Gregory Melsen:       Thank you John.

                      Let me first outline the transaction and then I will discuss the impact on the combined PLATO Learning and Lightspan.

                      The agreement and plan of merger with Lightspan calls for the exchange of all the shares of Lightspan for shares of PLATO Learning common stock. Based

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
                                                                         Page 10

                      on yesterday's closing price total shares issued would be about 6.5 million with these shares having a value of about 54 million. The estimated number of shares to be exchanged and the calculated value are based on an exchange ratio of 1.33 shares of PLATO Learning common stock for each share of Lightspan common stock. This assumes the value of PLATO Learning common stock is greater than $7.89 per share. If the value of PLATO Learning common stock declines below $7.89 per share the exchange ratio could increase to a maximum of 1.685 shares of PLATO Learning common stock for each share of Lightspan common stock.

                      The ultimate exchange ratio will be based on the volume weighted average of the closing price of PLATO Learning common stock for the 15 trading days prior to the close. Lightspan shareholders will own between 28% and 33% of the fully diluted outstanding shares of PLATO Learning following the transaction dependent on the ultimate exchange ratio.

                      All Lightspan stock options will also vest at the closing date. Those options that are in the money will receive PLATO Learning shares based on the aforementioned exchange ratio and net of the options (unintelligible) price. After any transaction cost that are estimated to be about 2.5 million this acquisition has a total value of about 56.5 million based on today's valuation.

                      The exchange of shares also means we will be acquiring the assets of Lightspan and will assume their liabilities. A certain amount of the purchase consideration will be assigned to tangible net - tangible assets and assumed liabilities.

                      At July 31, 2003 Lightspan had tangible assets of about
                      34.3 million and total liabilities of 25.8 million for a net tangible asset position of 8.5 million at that date. We are currently estimating about 28 million of the consideration value

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
                                                                         Page 11

                      will be assigned to intangible assets, primarily acquired technology, and be amortized over periods ranging from one to seven years. The remaining approximately 20 million will be recorded as goodwill.

                      The ultimate amount we record as intangible assets and goodwill will be based on an independent appraisal that will be conducted prior to close. Once we receive the results of this study we will update our estimates of the amount to be capitalized as both intangible assets and goodwill and provide a more accurate estimate of the projected amortization expense.

                      Hopefully this summary provides you the top-level economics of the deal. The amounts I presented are all estimated values that would change based on the ultimate date of close, PLATO Learning's share value for the 15 days prior to close, Lightspan's operations between now and the date of close, and a valuation of the acquired intangible assets. Again this valuation will be performed by an independent valuation group and may result in modifications of our estimates. Certain integration and severance costs will also result in additional goodwill being recorded.

                      We expect this transaction to close on or about November 1 however the ultimate close date will be highly dependent on the amount of time necessary to file documents with and obtain clearance from certain regulatory agencies. This includes the Securities and Exchange Commission that must authorize the effectiveness of a registration statement registering the common stock that will be received by the Lightspan stockholders. The transaction also requires and is subject to the approval by both PLATO Learning and Lightspan's stockholders.

                      Lightspan generated revenues of about 50 million in its fiscal year ending January 31, 2003. While we believe the combined entities will ultimately

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
                                                                         Page 12

                      achieve revenue synergies not now available to either standalone company we have not assumed any such benefit in our models. We expect that any such opportunity in the first year will be offset by inherent disruptions that will likely occur as we merge two sales organizations.

                      One of the substantial economic benefits of the proposed transaction is the expected elimination of significant duplicate cost. We estimate these expense savings to be in the 15 to $20 million range in the first year following the acquisition and in the range of 20 to 25 million per annum thereafter. Five areas will provide these savings.

                      First we will be able to combine general and administrative functions. Second, we will be eliminating one set of public company cost. Third, we will integrate technology platforms over time reducing maintenance, support, and training cost. Four, we will fully merge Lightspan's elementary sales force with some of PLATO Learning's under one management infrastructure allowing some of PLATO Learning's personnel to revert back to their core secondary market. And fifth, we will fully combine Lightspan's post secondary sales force with some of PLATO Learning's again under one management infrastructure and again allowing some of PLATO Learning's sales force to focus on their core secondary market.

                      The acquisition is expected to be modestly dilutive to PLATO Learning's earnings per share based on Generally Accepted Accounting Principals and PLATO Learning's fiscal year ending October 2004 particularly in the early quarters of that fiscal year. However this estimate includes about 6 million of annual amortization which equates to about 13 cents per share after tax related to the aforementioned intangible assets. Excluding this non-cash expense the transaction will be accretive to earnings in 2004. The transaction is expected to be more accretive in fiscal year ending October 2005 on both a GAAP and

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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
                                                                         Page 13

                      EPS basis and excluding non-cash amortization. When adding the non-cash charges to the existing intangible amortization and depreciation of the combined companies you can readily see the cash generating potential of this merged entity.

                      There are also a couple of other important financial benefits that will result from this transaction.

                      First, our deferred revenue balance will increase to about 35 million. This obviously provides increased visibility into future revenue. Much of this deferred revenue relates to deferred subscription and services revenues. PLATO Learning's annual subscription revenues will immediately grow from 5-1/2 million to 17 million annually with we believe some upside. Our services revenues will increase from about just under 20 million annually to almost 30 million. Together these revenue components provide good balance to our perpetual license revenue base.

                      And finally we are creating the preeminent company in this space. This leadership role we believe should create a positive reaction in the financial community. We hope and expect that our size and promise will attract additional analyst coverage, broaden our appeal to institutional investors, and expand our fold. We believe these factors will also enhance our capital - our market capitalization and allow for potential multiple expansion.

                      I would like now to pass this back to John Murray for some concluding comments.

John Murray:          Thanks (Greg).


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                                                                  PLATO LEARNING
                                                       Moderator: Gregory Melsen
                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
                                                                         Page 14

                      I would like to reiterate that our acquisition of Lightspan is strategic and it provides us the opportunity to not only take advantage of a changing education market but to also increase our scales to the benefit of our customers, shareholders, and employees. The acquisition of Lightspan takes us one step nearer to achieving our vision. Let me remind you of PLATO Learning's vision.

                      It is to build technology based learning environments and give teachers the capacity to personalize instruction for every learner on demand, any time, any where, communicate the confidence their students are fully engaged in real learning with accountability, measurable performance, and real results, and students, the excitement of learning, motivation for personal growth and the necessary foundation on which to build a productive life and good citizenship.

                      PLATO Learning is continuing to become more of an enterprise wide solution for education. We are excited and energized for this combination of great products, services, and people.

                      We are now available to answer your questions.  Thank you.

Operator:             At this time I would like to remind everyone in order to
                      ask a question please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                      Your first question comes from (Mark Rostiker) of US Bancorp Piper Jaffray.

(Mark Rostiker):      Hey guys.  Congratulations on the deal.

John Murray:          Thank you (Mark).



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(Mark Rostiker):      A couple questions.  First one regarding the specifics of
                      the transaction, is there any downside protection for the Lightspan shareholder?

John Murray:          Yes (Mark). (Greg), do you want to cover that?

Gregory Melsen:       Sure and (Mark) if you'll allow an expanded answer I'm
                      sure others are going to want to know how this (collar) works and maybe I could - you walk through the mathematics so you understand how this works.

                      First, if the PLATO Learning volume weighted per share price and I'll use maybe just PLATO value but when I say that share value I'm talking about the weighted per share price of 15 trading days prior to closing. So if that value is equal to - or I should say greater than 7.89 the exchange ratio was 1.33. So each share of Lightspan will receive 1.33 shares of PLATO Learning stock.

                      On the bottom end of the (collar) the same mathematics apply that if the volume related share price of PLATO for the 15 days prior to close is less than 6.23 that exchange ratio is 1.685. And that equates to a ownership at Lightspan of about - for their shareholders of about 33%.

                      Now if in between those (collars) the share value of Lightspan is $10.50 divided by PLATO earnings weighted average share price for these 15 days and that calculates the exchange ratio and essentially during - in this (collar) the value's set at 51.2 million.

(Mark Rostiker):      Okay then related to that, at what share price could PLATO
                      Learning shares go to if you allow a Lightspan shareholder to basically walk away from the deal? I'm trying to understand, you know, where's the lowest level that perhaps would cause the deal to be off?


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                                                                  PLATO LEARNING
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                                                             09-10-03/8:00 am CT
                                                           Confirmation #2735680
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Gregory Melsen:       Five dollars and fifty cents.

John Murray:          What you're looking for there (Mark) is five dollars
                      fifty.

(Mark Rostiker):      Okay great. Just moving on to a couple of other things you touched on. One of them was the sales force consolidation.
                      I was wondering if you can give us a sense of what the size of the Lightspan, excuse me, the Lightspan sales force is, the PLATO sales force is, and then how you kind of look at the combined entity?

John Murray:          Yes the PLATO sales force at the moment we have about 62
                      quota carrying sales people in the field covering our whole range of K through adult. Most of those focus on the secondary sector. There's seven or eight who are focused specifically on elementary with other people in the secondary sector also selling into elementary. And we have another seven or eight selling into the post secondary with one or two other people covering the K-12 space also selling into post secondary.

                      Lightspan has around 40 or so direct sales people and we both on top of that direct sales headcount have sales associates. Those are junior sales people. They don't carry quotas but they're tag teamed with a quota carrying rep who carries additional quota for the privilege of having that person and we also have inside sales people.

                      The 40 sales people I mentioned for Lightspan are focused on the elementary sector and most of them also sell to different degrees the eduTest assessment product. Additionally they have about 15 or 16 post secondary sales reps.



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                      What we have been doing here in the last couple of years
                      since we acquired our elementary products is we grew from a base of 2 million through 5 million last year looking to 8, 9 million in elementary sales this year. One of our challenges has been that the more products you bring in it's very difficult to give every product to every sales people - every sales person and (unintelligible). So this opportunity affords us the capability to have a more dedicated elementary sales force which will be Lightspan's elementary sales force to have the capacity to take the virtual learning elementary product set.

                      We will have a post secondary sales force again predominantly about the - Academic Systems, Lightspan post-secondary sales force, with one or two PLATO people being part of that. And the majority of the sales people which are ours will be focused on the secondary sector and we will have some crossover at the state and district level

                      So we think it really gives us the opportunity to be a lot more disciplined and focused in the three different market segments that we are targeting.

(Mark Rostiker):      So in terms of just overall sales force attrition it
                      doesn't look like it's going to be that much, i.e. you're likely not to just cancel out an entire sales force here, you've got kind of the sum of the parts more or less.

John Murray:          Yes there is always going to be - first of all let me say
                      that our goal here is to protect and retain the revenue generation people which are mostly direct sales people and also the service sales people.

                      We really think it is important that we retain that part of the market. The cost reductions will come from the other areas as we talked about public company costs G&A, admin, support and some platform stuff.



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(Mark Rostiker):      And last question and I will turn it over any contemplated sales force compensation changes for example do you and Lightspan both compensate sales force people the same way?

John Murray:          We do it in different ways. I think we are fairly close on the overall end result. We have different base structures and different commission percentages and different methodology to the levels of commission percentage.
                      We will be coming to a unified modem.

(Mark Rostiker):      Okay thank you very much.

John Murray:          Thanks.

Operator:             Your next question comes from (Bob Evans) of (Greg Allen
                      Capital).

(Bob Evans):          Good morning can you comment John Murray on your
                      integration challenges and you have made a couple of acquisition in the last 18 months that - more than a couple that you have had to try to integrate still probably are doing to a lesser degree now. And this is going to be much greater integration task.

                      Is this from an organizational standpoint do you have the people to do this? Give us a level of the challenges and if you think how difficult this might be to pull off.

John Murray:          Obviously we have acquired a number of smaller companies
                      and progressively they have become more challenging the bigger they have become. The very first company (Ciberad) was very easy but they had no direct sales force.



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                      (Warsasz) was a little more challenging because they had a small direct sales force. But again I look at both of those companies and the progress that we have made from zero to last year $5 million in science and again zero to last year $5 million this year $8 to 9 million in elementary.

                      We managed to integrate those from a technology standpoint platform standpoint and overall organization standpoint very well. And to consume those within our own sales organization.

                      (Net Schools) was a different kind of challenge but I think we have really made great progress with (Net Schools) over the last year in integrating it both from a technology and people standpoint. And actually one of the things we did better on (Net Schools) than perhaps some of the others were to recognize - which one of the things that keep preaching to our management people here.

                      Is when you acquire amenities from another company you do not do it simply for the benefit of the product in the market. Part of the asset of the company you buy is the people. And with (Net Schools) we really did an effective job and a good job I think of integrating the top talent of (Net Schools) into leadership positions within the company.

                      And we look to do exactly the same with Lightspan. As always the biggest challenge in any manager is the integration of field sales organizations. Those are the guys who really look at their territory and there - you get all the kinds of challenges and issues of tough turf protection.

                      We will be honoring Lightspan's current fiscal year for their sales people which goes through January 31. But we do not want is to take away from them any earnings opportunities through the current fiscal plan or to derail their focus on business and their fourth quarter, which is our first quarter.


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                      We are looking to motivate them and keep them going to
                      drive good revenue during the first quarter from the Lightspan business. So I think the good news is that we had good experience. I think the previous deals that we have had are working. And I think another measure of that is we have been in a tough economy and a tough K-12 market our revenue have continued to grow at a faster rate than market, a faster rate than competition.

                      And at the same time as you see in our deferred revenue has gone up a million year over year in the last quarter we announced. So we have seen a shift in the business in subscription, services more deferred revenue, more clients coming in year after year on renewable contracts. And at the same time we have integrated all of these deals. Not to say that this one is going be easy but I think we are capable of doing it.

(Bob Evans):          Okay and John Kernan can you tell us how much capital has
                      been invested kind of inception to date in Lightspan?

John Kernan:          Counting academic systems which we acquired and EduTest
                      which we acquired and some other small other things about
                      $300 million.

(Bob Evans):          Okay thank you. And also Greg Melsen on the NOL are you
                      going to be able to incorporate the NOL in Lightspan? And what will that do for your tax standpoint.

Greg Melsen:          Lightspan does have significant NOL both the usage of the
                      NOLs will be severely limited just due to tax laws. We will receive some benefit but that is not a driver of this deal.

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(Bob Evans):          Okay so your tax rate - we shouldn't expect your tax rate
                      to change significantly upon merger?

Greg Melsen:          No.

(Bob Evans):          Okay and John Murray could you give us a ball park on the
                      - the combined company would be roughly $130 million revenue as it stands today. Could you - how much of that is K-6 and how much of that is middle high school together combined. And then how much of that is higher Ed if you broke out the $130 million dollar?

John Murray:          The K-6 is somewhere around $45 million, the higher Ed is
                      in the $20 to $22 million and the balance is in the secondary sector.

(Bob Evans):          Okay thank you.

Operator:             Your next question comes from  (Eric Miller) of (Heartland
                      Advisors).

(Eric Miller):        Yes congratulations you guys - could you tell me for
                      Lightspan what the cash is and what the debt position is that is one question. The second one for Lightspan executives is there lock ups as far as holding stock?

John Murray:          Yes I will talk first of all about - will I can answer
                      both and Greg can amplify if necessary. There is a lock up with John Kernan who you have with the founder of Lightspan. John will be on our board - he will be honing the board when the deal closes. And he will be having his stock locked up for a period of time. Lightspan I think has about $13 million cash and no debt.

(Eric Miller):        Thank you.



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Operator:             Your next question comes from (Trace Urdan) with
                      (unintelligible) Equity.

(Trace Urdan):        Good morning a couple of things I apologize if you
                      mentioned this already but Greg are you all planning to shut down the San Diego location?

Greg Melsen:          (Trace) we have not announced that at this point. We will
                      downsize that and impair part of that at least in the short term. There is about a year left on that lease. And we will use that year to develop the proper transition plan. So the expectation is that part of that will be impaired just to get to the right size and then use the intervening year to make the decision on that.

(Trace Urdan):        Okay fair enough.  Does - can you tell me if Lightspan has any meaningful international revenue and does it have any kind of impact on your situation in the UK at all?

John Murray:          Well the only international revenue that Lightspan has is
                      in Puerto Rico. And I think last year they did about $4 million in Puerto Rico. We are looking at the moment in terms of structure as to whether to have Puerto Rico as part of the US operation or part of our international operation. And so we are working through that at the moment.

(Trace Urdan):        Okay but nothing in the UK.

John Murray:          No.

(Trace Urdan):        And then John Murray I am wondering if you could sort of
                      give us a rough idea about what your take is for the kind of relative top line growth prospects for each of the main
                      Lightspan product lines.

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John Murray:          Will again one of the challenges I think is the other line presence still in the states budget level. I think certainly Plato's products will be continuing to grow as we have shown in the last couple of quarters. Things are starting the momentum is starting to pick up.

                      With Lightspan we see higher growth coming from the EduTest product. I think we will see good solid growth coming from the post secondary products that - particularly as we solidify and focus distribution efforts.

                      At the elementary level I think we will be looking at somewhere in the 15% may be 10 to 15% growth purely on the Lightspan product with the expectation that once we get through the integration of the (unintelligible) that will be increased because of the cross sell of products.

(Trace Urdan):        Okay so you think the prospects for (Achieve Now) are at
                      least as strong as the prospects for (Warsasz).

John Murray:          I think they are and really the reason I say that is I
                      think (Achieve Now) has a real role to play in the supplemental services comprehensive school reform and institute. We are starting and have been reasonably successful in the last year in the after school supplement services program.

                      We are also in the process of finalizing technology and integration plans, which would include more of a migration of some of that product set to the Web. And I think the more that we can move it into that common umbrella platform with all of the Plato products we will see growth continue to increase.

(Trace Urdan):        Okay you guys made specific reference to Princeton Review
                      in your press release. And how is this really going to work to be able to continue to

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                      promote the home room product at the same time that you
                      have EduTest out there aren't they directly competitive.

John Murray:          Well they do compete but they are not totally overlapping.
                      I think there are some differences in the (unintelligible) grade in the states that we cover. We know from selling the Princeton Review products for example that there are several states that have no coverage whatsoever. And where it is important to us is because of our client base distribution we have less important to (unintelligible).

                      We know that EduTest covers a number of those states. I think there is an opportunity to work these two systems side by side and overlap them providing they both come combine entity and Princeton Review still so we can overcome the competitive aspects of it.

(Trace Urdan):        Okay last question is for John Kernan you are going to be
                      a pretty significant shareholder in Plato as this deal closes. What is your - I now in the past you have been critical of some of their operations. What is your confidence level that you are sort of be heard by Plato management as this business goes forward.

John Kernan:          First of all I have never been critical of what Plato is
                      doing. I think it is a terrific company and I am honored to be in partner with them. This deal is real simple for me even though we have gone through a long explanation.
                      You have two sorts of middle size education software companies.

                      One, Lightspan, which is real good elementary schools and has a nice collage business. And another Plato, which is real good at middle and high schools and also has a college business. Lightspan has a real strong testing method and Plato has a real strong middle management business.


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                      You put the two of them together and take out a lot of
                      administrative costs and you have a fantastic business that has nice broad product line kind of customer - great big sales force - great big service organization. Lots of product development and generates a lot of cash. I am looking forward to being a board member of that company.

(Trace Urdan):        Sounds good to me thanks very much.

Operator:             Your next question comes from (Steven Dayan) of (DR
                      Assets).

(Steven Dayan):       Hello.

John Murray:          Hi.

(Steven Dayan):       Hi congratulations on the deal thanks for taking the
                      question. I understand how the (unintelligible) works - I thought I heard on the call but I could be wrong that Lightspan's valuation may effect the ratio? Is there any other kind of revenue - anything that could affect the shares event of the ratio or anything?

John Murray:          No the only thing that drives that is our stock price.

(Steven Dayan):       Okay so it is strictly $10.50 in the middle of the two
                      counter points of low 6's and high 7's I believe right?

John Murray:          Yes $6.23 and $7.89 is the caller.  And within that caller
                      Lightspan at the $7.89 level will have a 28% ownership of the combined entity. And there is a $6.23 level
                      (unintelligible).

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(Steven Dayan):       Right are there any walk away at the bottom - I apologize
                      if somebody has asked this. If Plato stock falls below a certain point or anything?

John Murray:          Yes there is a walk away at $5.50.

(Steven Dayan):       Okay $5.50 is the walk away.

John Murray:          Yes.

(Steven Dayan):       Is there a top up or anything in there.

John Murray:          No

Greg Melsen:          Excuse me this is Greg Melsen Plato does have the right it is gets below that to make light venture holders hold at that level.

(Steven Dayan):       Okay so it is Lightspan's option to walk and Plato can top to make it. Okay everything else is covered thanks very much and contrats again.

Operator:             Your next question comes from (Jess Extan) of MCA.

(Jess Extan):         Good morning John I was just wondering what was the
                      catalyst for this deal. Was there some area that you felt deficient in or what was the catalyst for this deal?

John Murray:          Basically we have been working the last couple of years
                      toward our strategic plan to first of all raise the bar on our sales people by the changing education environment here with No Child Left Behind. We felt for some time we were going to be seeing more and more district wide decisions based on the accountability requirements for the assessments.


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                      That for us meant we needed more elementary middle school
                      coverage on top of what we had. Also in the post secondary sector we made a good solid position in the post secondary sector. (Academic Systems) have been giving us a good run for our money the last couple of years.

                      So really there were three things one is we wanted to solidify our position in post secondary, we wanted to add some additional products. But more importantly in the elementary segment distribution in the elementary segment and to strengthen up the assessment capabilities that we have. As somebody else mentioned we have been working with Princeton Review.

                      The products have been starting to pick up good traction. And we want to make sure that we have the right product there to cover all of our content as opposed to only segment. So it was more of an elementary distribution. The education industry has been very fragmented here for a long time. There are probably five or six companies above us in the rankings of course ware sales to elementary.

                      Had we continued down the path on our own it may take us five or six to grow our elementary revenue to the level that we could get in the top two or three. By doing this deal we immediately become a strong number three with number two and number one closely in our sights.

(Jess Extan):         Sorry based on your kind of deficiencies in the elementary you went out and looked for Lightspan? Or how did this deal come about?

John Murray:          We have been looking for the last 18 months or so for
                      different ways to try and expand our distribution into elementary. There are only two or three companies in the United States that I think first of all were available to talk to.


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                      And had the kind of capabilities distribution and products that we were looking for. And in the final analysis after we had gone through our exercise Lightspan to us seemed to be the best product.

(Jess Extan):         Okay so you approached them.

John Murray:          We did.

(Jess Extan):         Okay thank you.

Operator:             Your next question comes from (Dick Ryan) of (Federal &
                      Company).

(Dick Ryan):          good morning John I am not sure if I caught your comment -
                      I thought you said that with the expanded focus on elementary you may alter your strategy for 7-12?

John Murray:          Well what it allows us to do (Dick) is to pull some of the people that we have had in the - we have taken some of our middle and high school people and we have pushed them into elementary. We can leave some of them there but some of them we can bring back into the markets that they had been in before that which is the middle and high.

                      Likewise in the post secondary we can pull some of those people back in if we choose to do that. What it allows us to do is to have an elementary - targeted elementary sales force under a common management infrastructure.

(Dick Ryan):          Okay now on the cost savings can you give a little bit
                      more visibility as to how you see that breaking down on the G&A component - the product development and then the sales side?


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John Murray:          Greg Melsen can address that and if I could (Dick)
                      re-address a question. (Jess) mentioned in a previous question in terms of who approached whom. I think just a clarification on that Lightspan obviously hired Piper Jaffrey and Bankers some time ago to evaluate many strategic concepts. We were contacted by them at that time.

                      We had different discussion over a period of time and in the end we reconvened those discussions earlier this year. So the initial contact was made by their bankers as they looked to different types of strategic concepts. And the final approach we started by ours when we felt the time was right to get a little bit more serious on this side. I just thought I would clarify that.

John Kernan:          This is John Kernan maybe I can answer that. In the spring of 2002 Lightspan hired US Bank Piper Jaffrey to help us sort out strategic alternatives - all kinds of things like working our business for somebody else - acquiring other companies taking in additional capital etc. And we had been sorting through the alternatives since - for about 15 months.

                      And we had talked to all kinds of people about all kinds of things. And when it all came down to it speaking for our board it just looked like getting together with Plato was the best choice for our shareholders - surely the best choice for the customers and a good choice for our employees.

John Murray:          Thanks John.  Greg do you want to address (Dick)'s
                      question on some of the specific costs.

Greg Melsen:          Yes I can and (Dick) of the numbers that I gave which was
                      $15 to $20 million in year one and $20 to $25 million in year two about 60% of those numbers relate to people. And those dollars are spread fairly evenly amongst about

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                      seven areas. Those being sales, professional involvement,
                      marketing, finance and admin being one, operations and product development - all of those areas will be impacted.

                      With that comes about maybe 15% of the cost savings will come in the sales and marketing area - non-people related. That relates primarily to less travel - probably will get some geographical benefit and also the combination of trade shows and meetings and that type of thing.

                      About 15% of the cost savings will be in the G&A area and that is really professional fees and the public company costs and that type of thing. And then that should be about 90%. The remaining 10% is really a little bit of product development and the rest being facilities and those types of things that is really spread amongst all areas.

(Dick Ryan):          Great you mentioned several times cross selling
                      capabilities are you talking districts - geographic regions - John could you give a little bit more clarity there too.

John Murray:          Well we are really looking at the Lifespan elementary
                      people being the elementary sales force. So they will take our elementary products and sell it both into the existing installed base and into the elementary market in general.
                      We will sell into the secondary sector using the present sales force, with who currently live there.

                      There are some regions where - lost cities and lost districts and we will form clusters maybe under a (unintelligible) you will have an elementary sales person and a secondary sales person working in a cluster team focusing on a particular geographic territory.



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(Dick Ryan):          Great thank you.

Operator:             At this time there are no further questions.

John Murray:          Okay well I appreciate everybody's time this morning.  If
                      you have any further questions please feel free to call any of us who are listed on the press release and we will do our best to answer them for you. Thank you.

Operator:             This concludes today's conference call you may now
                      disconnect.


                                       END